[TIENS LETTERHEAD]

                                 August 11, 2005

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Gregory S. Belliston
            Division of Corporate Finance

Re:      Tiens Biotech Group (USA), Inc.
         Form 10-KSB for the Fiscal Year Ended December 31, 2004 Filed March 31, 2005
         File No. 1-49666
         -----------------------------------------------------------------------

Dear Mr. Belliston:

         Tiens Biotech Group (USA), Inc. (the "Company") hereby files with the Commission Amendment No. 1 to its 10-KSB for the fiscal year ended December 31, 2004 (the "Amendment").

         By Federal Express, we are furnishing the staff with three marked and two unmarked courtesy copies of the Amendment.

         The Company's responses to the staff's letter of comment dated July 13, 2005, are set forth below, with each paragraph numbered to correspond to the numbered comments in the staff's letter:

Form 10-KSB
-----------

Current Products, page 5
------------------------

         1. We note you have a series of personal care products. Please describe this series of products.

         The Company has revised the disclosure on page 8 of the Amendment to describe the Company's series of personal care products.

Business Development Strategy - Marketing and Distribution, page 13
-------------------------------------------------------------------

         2. Please disclose the percentage of revenues obtained from sales in each of the principal countries in which you operate accounting for more than 10% of your revenue.

         The Company revised the disclosure on page 15 of the Amendment to include the percentage of revenues obtained from sales in each of the principal countries in which the Company operates accounting for more than 10% of its revenue.

Item 8A.  Controls and Procedures, page 48
------------------------------------------

         3. We note management evaluated your disclosure controls and procedures. Please disclose either that this evaluation led the CEO and CFO to conclude the disclosure controls and procedures are effective or that this evaluation led the CEO and CFO to conclude the disclosure controls and procedures are ineffective. If they concluded the controls are ineffective, please discuss the controls that led to this conclusion. See Item 307 of Regulation S-B.

         The Company's CEO and CFO concluded, as of December 31, 2004, that the Company's disclosure controls and procedures were effective. The Company has revised the disclosure on page 48 of the Amendment to clarify that the CEO and CFO made such determination.

Consolidated Financial Statements
---------------------------------
Notes to Consolidated Financial Statements
------------------------------------------
Note 1 - Background
-------------------

         4. Please tell us and disclose the accounting treatment of the reorganization which was effective September 9, 2003.

         The purchase of Tianshi International and the issuance of Strategika common stock have been accounted for as a reverse acquisition presented as a recapitalization, except no goodwill or other intangible assets have been recorded. For accounting purposes, the original Tianshi International is considered the acquirer in the reverse acquisition. The historical financial statements are those of the original Tianshi International. The Company has included this disclosure on page F-6 of the Amendment.

         The Company  hereby  acknowledges  that:

         o it is responsible for the adequacy and accuracy of the disclosure in the Company's filing on Form 10-KSB for the Fiscal Year Ended December 31, 2004 (the "Filing");

         o the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing;

         o it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Should you have any questions concerning any of the foregoing, please contact me at (86) 22-8213-7264 or Jack Yeh with Loeb & Loeb LLP at (212) 407-4929.


                                                  Sincerely,


                                                   /s/ Wenjun Jiao
                                                  ------------------------------
                                                  Name:  Wenjun Jiao
                                                  Title: Chief Financial Officer